Unaudited Consolidated Financial Statements

For the Second Quarter Ended June 30, 2010

Augusta Resource Corporation
Consolidated Balance Sheets
(Unaudited - in US dollars)

	June 30,	December 31,
	2010	2009
ASSETS
Current
Cash and cash equivalents	$5,533,643	$6,247,217
Accounts receivable	8,787	18,476
Due from related parties - Note 10	204,947	252,444
Prepaids and deposits	249,452	313,714
Other assets - Note 5	2,641,620	258,331
Total current assets	8,638,449	7,090,182
Capital assets - Note 3	9,429,317	7,739,911
Deposits on long-lead equipment - Note 3	47,685,571	35,490,072
Other assets - Note 5	-	2,136,333
Mineral properties - Note 4	25,712,201	25,665,438
Deferred development costs - Note 4	81,818,091	64,516,724
Total assets	$173,283,629	$142,638,660

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,927,696	$12,386,174
Current portion of long-term debt - Note 6	-	42,177,512
Total current liabilities	7,927,696	54,563,686
Long-term debt - Note 6	44,264,166	3,590,439
Total liabilities	52,191,862	58,154,125

SHAREHOLDERS' EQUITY
Share capital - Note 7	163,632,253	123,386,017
Contributed surplus	18,948,010	17,513,815
Accumulated other comprehensive income	(5,534,505)	(5,534,505)
Deficit	(55,953,991)	(50,880,792)
Total Shareholders' equity	121,091,767	84,484,535

Total liabilities and shareholders' equity	$173,283,629	$142,638,660

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke, Director	Gil Clausen, Director

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Operations
For the three and six months ended June 30, 2010 and 2009
(Unaudited - in US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

EXPENSES
Salaries and benefits	$336,512	$388,457	$940,881	$955,192
Stock-based compensation	383,481	180,711	745,157	619,047
Legal, Accounting and Audit	180,057	392,668	314,994	560,440
Travel	63,468	29,850	88,301	76,598
Consulting	4,246	19,526	20,174	49,555
Filing and Regulatory fees	19,847	31,043	78,495	76,624
Recruiting fees	-	-	28,128	30,553
Office and Administration	73,418	60,046	128,959	103,454
Rent	38,221	33,373	72,634	70,645
Investor Relations	11,540	28,267	58,192	43,169
Directors' fees	29,889	29,581	62,604	54,217
Insurance	45,628	48,386	80,464	87,861
Membership and Conferences	2,880	6,543	8,969	16,819
Amortization	40,952	29,473	80,856	62,232
Fiscal and Advisory services	3,680	1,839	7,111	4,801
Loss from operations	(1,233,819)	(1,279,763)	(2,715,919)	(2,811,207)
Interest and other income/expenses	141,484	179,198	340,655	403,642
Other expenses	(175,664)	(184,579)	(413,837)	(251,809)
Gain (loss) on Ely warrants	(489,856)	-	6,212	-
Foreign exchange gains (losses)	(436,439)	412,488	(324,715)	260,243
Interest and finance charges	(18,124)	(19,522)	(44,215)	(46,230)
Net loss for the period	(2,212,418)	(892,178)	(3,151,819)	(2,445,361)

Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.03)	$(0.03)

Weighted average number of shares outstanding	121,928,282	91,512,920	115,870,839	90,131,267

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Comprehensive Loss
For the three and six months ended June 30, 2010 and 2009
(Unaudited - in US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Net loss before income taxes	$(2,212,418)	$(892,178)	$(3,151,819)	$(2,445,361)
Other comprehensive income in the period	-	-	-	-
Comprehensive loss for the period	$(2,212,418)	$(892,178)	$(3,151,819)	$(2,445,361)

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2010 and 2009
(Unaudited - in US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Cash flows used in operating activities
Net loss for the period	$(2,212,418)	$(892,178)	$(3,151,819)	$(2,445,361)
Items not involving cash
(Gain) loss on Ely warrants	489,856	-	(6,212)	-
Amortization	40,952	29,473	80,856	62,232
Unrealized foreign exchange loss	463,896	101,673	352,654	197,155
Stock-based compensation	383,481	180,711	745,157	619,047
Accretion income	(120,373)	(169,958)	(240,745)	(251,510)
Other	22,913	15,516	64,310	37,788
	(931,693)	(734,763)	(2,155,799)	(1,780,649)
Changes in non-cash working capital items
Accounts receivable	11,528	(17,735)	9,349	60,851
Due from related parties	338,860	61,782	48,077	(24,000)
Prepaids and deposits	46,751	15,398	64,262	(175,751)
Accounts payable and accrued liabilities	(314,944)	418,166	(488,624)	(499,283)
Cash used in operating activities	(849,498)	(257,152)	(2,522,735)	(2,418,832)

Financing activities
Shares issued for cash	7,592,629	3,991,263	39,593,056	3,991,263
Share issue costs	(168,820)	(268,990)	(1,921,380)	(268,990)
Deferred financing costs	(889,258)	-	(889,258)	-
Loan from related party	-	-	3,000,000	-
Repayment of loan from related party	-	-	(3,000,000)	-
Proceeds from long-term debt	43,000,000	228,053	43,000,000	8,956,035
Repayment of long-term debt	(43,625,317)	-	(44,182,262)	(556,945)
Cash provided by financing activities	5,909,234	3,950,326	35,600,156	12,121,363
Investing activities
Mineral property expenditures	(31,709)	(15,000)	(46,763)	(25,000)
Payments and deposits on long-lead equipment	(6,577,768)	(478,000)	(14,799,714)	(9,236,061)
Deferred development expenditures	(7,891,066)	(4,187,436)	(17,810,603)	(7,287,811)
Capital asset expenditures, net	(161,086)	(322,476)	(778,358)	(322,476)
Proceeds from sale of discontinued operations	-	-	-	1,000,000
Cash used in investing activities	(14,661,629)	(5,002,912)	(33,435,438)	(15,871,348)
Effect of exchange rate changes on cash and cash equivalents	(467,477)	(94,526)	(355,557)	(171,875)
Decrease in cash and cash equivalents during the period	(10,069,370)	(1,404,264)	(713,574)	(6,340,692)
Cash and cash equivalents, Beginning of period	15,603,013	2,626,762	6,247,217	7,563,190
Cash and cash equivalents, End of period	$5,533,643	$1,222,498	$5,533,643	$1,222,498

Supplemental Disclosure
Interest paid	$1,912,171	$-	$1,912,171	$-
Non-cash financing and investing activities
Issued promissory note to acquire Helvetia land	$-	$-	$990,000	$-
Warrants issued for Red Kite financing	$727,001	$-	$727,001	$-

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Shareholders' Equity
June 30, 2010
(Unaudited - in US dollars except for shares)

				Accumulated
	Common Shares without			Other		Total
	Par Value		Contributed	Comprehensive		Shareholders'
	Shares	Amount	Surplus	Income	Deficit	Equity

Balance, December 31, 2008	88,734,261	$92,614,531	$15,466,475	$(5,534,505)	$(42,831,320)	$59,715,181

Shares and warrants issued pursuant to private placement	3,350,000	3,740,210	251,052	-	-	3,991,262

Shares and warrants issued pursuant to equity offering	14,237,000	26,218,197	237,845	-	-	26,456,042

Proceeds from exercise of stock

compensation options and warrants	280,555	711,252	(123,944)	-	-	587,308

Proceeds from exercise of stock options	100,000	13,487	(4,190)	-	-	9,297

Share issue costs for equity offering	-	-	-	-	(2,428,169)	(2,428,169)

Share issue costs for private placement	67,000	88,340	5,022		(93,362)	-

Stock-based compensation expense	-	-	1,120,555	-	-	1,120,555

Stock-based compensation capitalized	-	-	561,000	-	-	561,000

Net loss for the year	-	-	-	-	(5,527,941)	(5,527,941)

Balance, December 31, 2009	106,768,816	123,386,017	17,513,815	(5,534,505)	(50,880,792)	84,484,535

Proceeds from equity offering	11,820,000	31,908,314	-	-	-	31,908,314

Share issue costs for equity offering	-	-	-	-	(1,921,380)	(1,921,380)

Stock-based compensation expense	-	-	507,012	-	-	507,012

Proceeds from exercise of stock options	74,999	152,340	(60,227)	-	-	92,113

Proceeds from exercise of warrants	3,350,000	7,843,682	(251,053)	-	-	7,592,629

Restricted shares issued	466,665	341,900	158,263	-	-	500,163

Fair value of Red Kite warrants - Note 6 (d)	-	-	725,043	-	-	725,043

Stock-based compensation capitalized	-	-	355,157	-	-	355,157

Net loss for the period	-	-	-	-	(3,151,819)	(3,151,819)

Balance, June 30, 2010	122,480,480	$163,632,253	$18,948,010	$(5,534,505)	$(55,953,991)	$121,091,767

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1.        NATURE OF OPERATIONS

Augusta Resource Corporation (“Augusta” or the “Company”) is a base metals company engaged in the exploration and development of mineral properties in North America. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona.

The Company incurred a loss of $3.15 million for the six months ended June 30, 2010 (2009 - $2,445,361 loss) and has an accumulated deficit of $55.95 million as at June 30, 2010. The losses and accumulated deficit have been funded primarily through the issuance of debt and equity. The Company has no revenues from operations and does not expect to generate any revenues from operations until the Company completes its development and construction of Rosemont. The Company’s planned activities for 2010 anticipate significant Rosemont expenditures exceeding its current cash reserves. The Company will require additional capital to fund its business activities, including permitting, engineering and on-going support activities and deposits on long-lead time mining equipment. The funds required for the planned activities in 2010 are expected to be raised from additional debt and equity financings and possibly through joint ventures or other means. Upheavals in financial markets worldwide could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or to raise the additional funds that it requires could result in the delay or indefinite postponement of further exploration and development of its property which may in turn, result in an impairment charge being required with respect to the Company’s mineral properties, deposits on long-lead equipment and deferred development costs.

2.        ACCOUNTING POLICIES

a)        Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and included the accounts of Augusta Resource Corporation and its material wholly-owned subsidiary, Rosemont Copper Company. These consolidated financial statements include all normal recurring adjustments which, in the opinion of management, are necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented. All significant inter-company transactions have been eliminated on consolidation.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2009.

Except for the new accounting policy on restricted shares and restricted share units as outlined below, the accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2009, and have been consistently applied in the preparation of these consolidated financial statements.

There are no new accounting pronouncements that have any material impact to the consolidated financial statements.

Restricted shares and restricted share units

Restricted shares and restricted share units are valued based on the Company’s closing stock price prior to the issue date. The fair value is recognized as stock compensation expense over the vesting period with a corresponding credit to contributed surplus. The restricted shares are issued from treasury on the date of grant while the restricted share units are converted into common shares on each vesting date. On each vesting date, the fair value of the number of vested common shares is transferred to share capital.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

b)        Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation for the current year.

3.        CAPITAL ASSETS AND DEPOSITS ON LONG-LEAD EQUIPMENT

Capital assets consist of:

	June 30, 2010			December 31, 2009
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value
Land	$5,009,174	$-	$5,009,174	$3,445,340	$-	$3,445,340
Water rights	3,805,847	-	3,805,847	3,805,847	-	3,805,847
Vehicles	354,396	99,628	254,768	244,341	71,939	172,402
Buildings	161,046	35,970	125,076	161,046	30,379	130,667
Furnitures and equipments	59,657	35,825	23,832	74,698	27,373	47,325
Computers	379,834	169,214	210,620	270,782	132,452	138,330

	$9,769,954	$340,637	$9,429,317	$8,002,054	$262,143	$7,739,911

Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has received tradable water storage certificates for this water inventory.

Deposits on long-lead equipment

	2010	2009

Balance, December 31, 2009 and 2008	$35,490,072	$15,282,230
Additions during the period	12,195,499	20,245,932
Reclassifications	-	(38,090)
Balance, June 30, 2010 and December 31, 2009	$47,685,571	$35,490,072

Included in additions for the six months ended June 30, 2010 was an accrual of $2.66 million relating to deposits for the semi-autogenous grinding (“SAG”) mill and two ball mills and tailing filter presses that have not been made as at June 30, 2010.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

4.        MINERAL PROPERTIES AND DEFERRED DEVELOPMENT COSTS

Mineral properties consist of:

	2010	2009
Balance, December 31, 2009 and 2008	$25,665,438	$25,462,869
Acquisition costs	30,054	86,358
Capitalized interest	16,709	116,211
Balance, June 20, 2010 and December 31, 2009	$25,712,201	$25,665,438

Deferred development costs consist of:

	2010	2009
Balance, December 31, 2009 and 2008	$64,516,724	$41,717,224
Permitting, engineering and on-going support activities	15,847,504	21,303,410
Capitalized financing charges	158,948	-
Capitalized loan interest charges	677,739	935,990
Capitalized stock compensation expense	617,176	560,100
Balance, June 30, 2010 and December 31, 2009	$81,818,091	$64,516,724

On June 1, 2005, the Company announced that it had entered into an option agreement (the “Agreement”) to purchase 100% of the Rosemont in Pima County, Arizona. Rosemont is approximately 50 kilometres southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”).

The Agreement provided the Company with the right to purchase a 100% interest in Rosemont for $20.40 million and a 3% net smelter royalty. Rosemont comprises 15,000 acres (6,080 hectares) of patented and unpatented claims, fee land and surface grazing rights. The $20.40 million purchase price was payable over a three-year period. After the Company made its first payment of $6.70 million in 2006, on March 31, 2007 the Company exercised its option to purchase Rosemont with a final payment of $13.70 million. The $20.40 million purchase price was determined based on the fair value of the consideration provided and has been allocated to mineral properties.

During the six months ended June 30, 2010 the Company incurred $15.85 million relating to the Rosemont permitting, engineering and on-going support activities.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

5.        OTHER ASSETS

Balance, December 31, 2009 and 2008	$2,394,664	$3,892,479
Interest accretion	240,744	490,901
Fair value of Ely Warrants	6,212	8,331
Loan Impairment charge	-	(929,628)
Payment received	-	(1,000,000)
Write-off of expired warrants	-	(67,419)
Balance, March 31, 2010 and December 31, 2009	2,641,620	2,394,664
Less current portion	(2,641,620)	(258,331)
Other assets, long-term	$-	$2,136,333

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely Gold & Minerals Inc. (“Ely”) for cash consideration of $6.63 million of which $1.63 million was paid on closing and the remaining $5.0 million is payable in annual instalments of $1.0 million (“Annual Payment”) over a five year period and share purchase warrants (the “Warrants”) to purchase up to 3,000,000 shares of Ely for eighteen months after closing at a price of Cdn$0.50 per share. The fair value of the consideration paid was $3.42 million comprising of $3.35 million fair value of the $5.0 million receivable (“Ely Receivable”) calculated using a 15% discount rate and $0.07 million fair value for the Warrants, which was calculated using the Black-Scholes option-pricing model and based on the following assumptions: expected life of 0.66 years; annualized volatility of 207%, a risk free rate of 1.11% and no dividends. The first Annual Payment of $1.0 million due on February 28, 2009 was received. On August 28, 2009, the warrants expired unexercised and the carrying value was written off to loss from discontinued operations.

On November 16, 2009, the Company had agreed to an extension of the time for Ely to pay the remaining $4.0 million under the following terms:

Due Date	Amount Due

June 1, 2010 (Unpaid)	$250,000
June 1, 2011	500,000
June 1, 2012	750,000
June 1, 2013	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
$4,000,000

In consideration for the extension, Ely granted the Company share purchase warrants for the purchase of up to 2,000,000 Ely common shares at a price of Cdn$0.25 per common share and expire on May 16, 2011. The share purchase warrants had a fair value of $0.01 million based on the following assumptions: expected life of 1.5 years, expected volatility of 40%, risk free interest rate of 1.34% and no dividends. As at June 30, 2010, the fair value of the Ely warrants was $0.01 million, a $0.49 million decrease from the first quarter. The effect of this change was recorded in the income statement.

The June 1, 2010 payment was not received by the due date. On June 23, 2010 the Company reached a non-binding agreement where Ely would make a $3.02 million one-time payment to early settle the remaining balance owing to the Company by August 1, 2010 in exchange for $0.02 million. This payment has been included in the income statement. On July 29, 2010, the Company received an additional $0.02 million from Ely to further extend the one-time payment to August 31, 2010. Since the terms of the receivable required payment within the next twelve months, the entire balance of long-term other assets has been classified as current.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

6.        LONG-TERM DEBT

Long-term debt consists of:

	June 30,	December 31,
	2010	2009

Long-term notes (a)	$-	$1,547,384
ASARCO production payment (b)	2,640,000	2,600,000
Loan facility (c)	-	41,620,567
Long-term debt (d)	41,624,166	-
	44,264,166	45,767,951
Current portion	-	(42,177,512)
	$44,264,166	$3,590,439

a)        Long-term notes

On April 23, 2010, the Company used proceeds from the Red Kite Explorer Trust (“Red Kite”) loan (Note 6 (d)) to repay a $1.0 million promissory note issued in connection with the purchase of Sanrita land and a $1.0 million promissory note issued in connection with the purchase of Helvetia Annex land.

b)        ASARCO production payment

The Company announced on January 16, 2009 that an agreement had been reached with ASARCO that fully and finally resolved the lawsuit ASARCO filed against the Company on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which the Company acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004. On March 26, 2009, the Company was granted an Order of Dismissal by the United States Bankruptcy Court with each party to bear its own fees, costs and expenses.

As part of the settlement, the Company made a $0.25 million cash payment to ASARCO, which was paid in the first quarter of 2009, and specified annual production payments (“production payments”) over an eight year period once Rosemont reaches commercial production. The Company also has the right of a pre-production, pre-payment option for the production payments at the net present value of the aggregate annual payments, using an 18% discount rate, as mutually agreed with ASARCO.

The ASARCO production payments arose from a contingency that can be reasonably measured and existed at December 31, 2008. The fair value of the pre-production payment option increased $0.02 million to $2.64 million during the second quarter ended June 30, 2010.

c)        Loan facility

On April 23, 2010, the Company had replaced the Sumitomo Loan with a new two-year $43 million senior secured loan with Red Kite – Note 6 (d).

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

d)        Long-term debt

On April 23, 2010, the Company completed a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreements with Red Kite.

The Loan bears interest at LIBOR plus 4.5% and matures on the earlier of April 21, 2012 or the date of closing of a Rosemont senior debt project financing facility. The Loan can be repaid without penalty at any time prior to maturity, and the Company has a one-time option, expiring on October 22, 2011, to extend the maturity date by one year for a fee of 2% of the Loan amount.

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. The Loan is collateralized against Augusta’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

As part of the loan agreement, the Company paid an origination fee of 2% of the Loan amount and issued to Red Kite 1,790,700 warrants (fair value - $0.73 million) exercisable at Cdn$3.90 per share for a three year period. In total, the Company incurred financing costs of $1.95 million which were netted against the Loan. The Loan is accreted to its face value over the term of the Loan using the effective interest method. For the three months ended June 30, 2010, the Company recorded accretion expense of $0.16 million which have been capitalized to deferred development costs.

7.        SHARE CAPITAL

a)	Authorized: Unlimited number of common shares without par value

b)	Issued: Changes in the Company’s share capital were as follows:

	Number of Shares	Amount
Balance at December 31, 2009	106,768,816	$123,386,017
Issued pursuant to equity offering	11,820,000	31,908,314
Issued on exercise of stock options	74,999	92,113
Issued on exercise of share purchase warrants	3,350,000	7,592,629
Restricted shares issued - Note 7(d)	466,665	341,900
Fair value of exercised stock options and warrants exercised transferred from contributed surplus	-	311,280
Balance at June 30, 2010	122,480,480	$163,632,253

c)        Stock options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares being the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the Company’s stock option plan as at June 30, 2010:

		Weighted
		Average
		Exercise
		Price
	Number of Shares	(Cdn$)
Outstanding as at December 31, 2008	7,291,216	$2.44
Granted	1,790,000	0.71
Exercised	(100,000)	0.10
Forfeited	(505,416)	2.10
Outstanding as at December 31, 2009	8,475,800	2.14
Granted	165,000	2.48
Exercised	(74,999)	1.27
Expired	(550,000)	2.10
Forfeited	(41,667)	2.82
Outstanding as at June 30, 2010	7,974,134	$2.16

Exercisable options at June 30, 2010	5,924,122	$2.08

During the six months ended June 30, 2010, the Company recognized stock-based compensation of $0.70 million (2009 - $0.59 million) for options granted to directors and employees of which $0.36 million (2009 - $0.15 million) was capitalized to the Rosemont project and $0.34 million (2009 - $0.44 million) was charged into income.

The fair value of new stock options recognized in the consolidated financial statements during the six months ended June 30, 2010 has been estimated using the Black Scholes option pricing model based on the following assumptions:

	2010	2009
Expected life	3.5	3.5
Expected volatility	90.17% - 91.38%	80.8% – 84.7%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	2.26% -2.90%	1.81% - 1.96%

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes stock options outstanding as at June 30, 2010:

	Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average	Options	Weighted	Average
		Exercise	Remaining	Outstanding	Average	Remaining
	Options	Price	Contractual	and	Exercise Price	Contractual
Exercise Prices	Outstanding	(Cdn$)	Life (years)	Exercisable	(Cdn$)	Life (years)
$0.68 - $1.13	1,758,334	$0.73	4.3	798,328	$0.72	4.3
$1.55 - $1.92	2,285,800	1.59	0.8	2,260,800	1.59	0.5
$2.07 - $2.30	1,810,000	2.11	1.4	1,803,333	2.11	1.4
$2.41 - $3.61	530,000	3.18	3.9	200,000	3.56	2.6
$4.10 - $4.97	1,590,000	4.27	7.7	861,661	4.27	7.7
	7,974,134	$2.16	4.0	5,924,122	$2.08	3.7

The following table summarizes the outstanding share purchase warrants and compensation options as at June 30, 2010:

	Exercise
	Price		December 31,
	(Cdn$)	Expiry Date	2009	Issued	Exercised	June 30, 2010

Share purchase warrants	$2.30	April 17, 2010	3,350,000	-	(3,350,000)	-
Red Kite warrants	$3.90	April 21, 2013	-	1,790,700	-	1,790,700
Compensation options	$2.19	August 6, 2010	213,554	-	-	213,554
			3,563,554	1,790,700	(3,350,000)	2,004,254

d)        Restricted Shares and Restricted Share Units

The Restricted Shares and Restricted Share Units Plan (“RSU Plan”) was approved at the Company’s Annual General Meeting held on June 11, 2009. The RSU Plan was created to align the employees’ and directors’ (collectively, the “Participants”) interest with the shareholders’ interest and for the Company to grant restricted shares and restricted share units to Participants equal to approximately one-third of the number of stock options that would have been granted to the Participants under the Company’s stock option plan. The restricted shares are issued from treasury on grant date while the restricted share units are issued on each vesting date. The fair value of the restricted shares and restricted share units is recognized as an amortization charge to the statement of operations over its vesting period with a corresponding credit to contributed surplus. The fair value of restricted shares and restricted share units issued to project Participants are capitalized to deferred development costs. Upon vesting, the fair value of the restricted shares is transferred to share capital.

On February 4, 2010, the Company issued 336,665 restricted shares and 243,334 restricted share units to its employees and directors at a price of $2.27 per share and vest 40% upon receipt of the Record of Decision and 20% at the first, second and third anniversary of date of grant.

On March 29, 2010, the Company issued 130,000 restricted shares at a price of $2.63 per share which vested on June 11, 2010.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the stock-based compensation expense for the three and six months ended June 30, 2010:

		Three months ended June 30, 2010			Six months ended June 30, 2010
	Issue Date	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Restricted shares	February 4, 2010	$54,600	$25,517	$80,117	$97,906	$60,357	$158,263
Restricted share units	February 4, 2010	-	89,920	89,920	-	165,637	165,637
Subtotal		54,600	115,437	170,037	97,906	225,994	323,900
Restricted shares	March 29, 2010	164,112	164,112	328,224	164,112	177,788	341,900
Total		$218,712	$279,549	$498,261	$262,018	$403,782	$665,800

8.        FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk and liquidity risk.

a)        Currency risk

On January 1, 2009, the Company changed its functional and reporting currency from Canadian to U.S. dollars. As a result, the Company is exposed to currency risks on its Canadian dollar denominated working capital balances due to changes in exchange rates.

The Company issues equity in Canadian dollars but the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

As at June 30, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	June 30, 2010	December 31, 2009
Cash and cash equivalents	$5,751,786	$4,942,433
Accounts receivable	10,306	21,587
Due from related parties	190,892	231,763
Prepaids and deposits	21,159	9,966
Accounts payable and accrued liabilities	(218,850)	(512,029)
	$5,755,293	$4,693,720

Based on the Company’s net exposure of Canadian dollar denominated financial assets and liabilities as at June 30, 2010, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase (decrease) of approximately $0.49 million (December 31, 2009 - $0.41 million) to the Company’s net loss for the period.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

b)        Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions and invested in short-term guaranteed investment certificates or high interest savings account. Management believes the risk of loss is remote.

The Company has a $4.0 million receivable from Ely Gold & Minerals Inc. (“Ely”) from the sale of the Company’s interest in DHI Minerals Inc. for $6.63 million. Due to the credit crisis in 2008/2009, the Company extended Ely’s annual payments for an additional two years to 2015 in exchange for two million Ely share purchase warrants that are exercisable into Ely common shares at a price of Cdn$0.25 per share through to May 16, 2011. In the event that Ely does not make the required payments Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should Augusta reacquire the DHI shares or properties, an asset impairment assessment may be required.

On June 23, 2010, the Company signed a non-binding agreement where Ely would early settle the remaining balance owing to the Company for a payment of $3.02 million by August 1, 2010 in exchange for a $0.02 million payment. On July 29, 2010, this agreement was further extended to August 31, 2010 for an additional $0.02 million payment.

c)        Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents from debt and/or equity financings.

9.        COMMITMENTS

The following table lists the known contractual obligations as at June 30, 2010:

(in thousands)	< 1 year	1 - 2 years	2 - 3 years	> 3 years	Total
Accounts payable and accrued liabilities	$7,928	$-	$-	$-	$7,928
Long-term debt contractually due within one year	-	43,414	-	-	43,414
Long-lead equipment purchases	86,736	8,757	-	-	95,493
Land purchases	370	-	-	-	370
Operating lease obligations	251	17	-	-	268
	$95,285	$52,188	$-	$-	$147,473

10.      RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with two companies, related by common directors and officers. During the three and six months ended June 30, 2010, the Company charged $0.13 million (2009 – $0.13 million) and $0.24 million (2009 – $0.20 million) for their share of rent, salaries and administrative expenses. As at June 30, 2010, $0.18 million (December 31, 2009 - $0.24 million) of accounts receivable was due from these two related companies.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On January 22, 2010 the Company borrowed $3 million (“Loan”) from one of the related companies to complete a scheduled deposit on long-lead equipments. The loan bore an interest rate of one-month LIBOR plus 4% and was repaid on March 12, 2010. Interest paid on the loan was $0.02 million and was capitalized to the related asset.

As at June 30, 2010, due from related parties included $0.02 million (December 31, 2009 - $0.01 million) due from an Officer of the Company and companies related to the Officer.

All related party transactions are recorded at the exchange amount.